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                                               Filed pursuant to Rule 424 (b)(3)
                                                      Registration No. 333-54150

PROSPECTUS SUPPLEMENT
(To Prospectus dated January 26, 2001 and the related Prospectus Supplement dated February 1, 2001)


                                2,000,000 SHARES

                      RARE HOSPITALITY INTERNATIONAL, INC.

                                  COMMON STOCK

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         We are delivering this prospectus supplement to update some of the information contained in our prospectus dated January 26, 2001 and the related prospectus supplement dated February 1, 2001. The information contained in this prospectus supplement supersedes and replaces the "Use of Proceeds" and "Capitalization" sections contained in those documents. You should carefully consider this information before investing in our common stock.

         This prospectus supplement constitutes an offer to purchase our common stock only if accompanied by our prospectus dated January 26, 2001, together with the related prospectus supplement dated February 1, 2001.


                                 USE OF PROCEEDS

         We expect the net proceeds from this sale of common stock to be approximately $50.1 million after deducting commissions and estimated expenses. Of these net proceeds, we intend to use approximately $49.0 million to repay indebtedness outstanding under our $100.0 million revolving credit facility, and approximately $1.1 million to amend our interest rate swap agreements related to a portion of our credit facility. Pending these uses, we intend to invest these funds in short-term, interest-bearing, investment-grade obligations.

         We currently have approximately $61.1 million outstanding under our credit facility. Amounts outstanding under our credit facility bear interest at LIBOR plus a margin of 1.25% to 2.0%, or the administrative agent's prime rate of interest plus a margin of 0.0% to 0.75%. Approximately $56.0 million of our indebtedness bears interest at LIBOR plus a margin of 1.5%. Approximately $5.1 million of our indebtedness bears interest at the administrative agent's prime rate. Amounts currently outstanding under our credit facility mature on various dates in February 2001. Under our interest rate swap agreements, the interest rate on the first $50.0 million of indebtedness under the credit facility is effectively fixed at stated rates over prescribed periods through October 2003.

         In connection with our repayment of amounts outstanding under our credit facility, we presently expect to amend our related interest rate swap agreements to effectively fix the interest rate on the amounts anticipated to be outstanding under our credit facility after our application of the net proceeds of this offering. As a result of the recent decrease in prevailing interest rates, assuming that we amended those agreements today, we would incur a non-recurring pre-tax expense of approximately $1.1 million (approximately $737,000 after-tax), resulting in an approximately $0.03 decrease in our expected diluted earnings per share for the first quarter of 2001. The actual expense associated with amending these agreements is subject to change and will depend upon prevailing interest rates at the time that we amend the agreements.


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                                 CAPITALIZATION

         The following table describes our capitalization as of October 1, 2000:

         -        on an actual basis; and

         - on an as adjusted basis to reflect our receipt and application of the estimated net proceeds from this offering, including the payment of an approximately $1.1 million non-recurring pre-tax expense associated with amending our interest rate swap agreements, the estimated amount of which is based upon prevailing interest rates as of the date of this prospectus supplement;

         You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and related notes and the other financial information appearing elsewhere or incorporated by reference in this prospectus.

                                                                                                          OCTOBER 1, 2000
                                                                                                     ---------------------------
                                                                                                      ACTUAL         AS ADJUSTED
                                                                                                     ---------       -----------
                                                                                                        (DOLLARS IN THOUSANDS)
               Long term debt ...............................................................        $  51,200         $   2,250
                                                                                                     ---------         ---------
               Shareholders' equity:
                  Preferred stock, no par value; 10,000,000 shares authorized; no shares
                    issued or outstanding ...................................................               --                --
                  Common stock, no par value; 25,000,000 shares authorized; 19,458,738 shares issued and 18,587,988 shares outstanding, actual; 21,458,738
                    shares issued and 20,587,988 shares outstanding, as adjusted ............          122,132           172,182
               Unearned compensation - restricted stock .....................................             (330)             (330)
               Retained earnings ............................................................           46,303            46,303
               Treasury stock at cost .......................................................           (9,751)           (9,751)
                                                                                                     ---------         ---------
                    Total shareholders' equity ..............................................        $ 158,354         $ 208,404
                                                                                                     ---------         ---------
                    Total capitalization ....................................................        $ 209,554         $ 210,654
                                                                                                     =========         =========


         The number of shares of common stock to be issued and outstanding, as adjusted, is based on the number of shares outstanding as of October 1, 2000 and does not include 2,745,146 shares issuable as of October 1, 2000 upon the exercise of outstanding options granted by us.

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         INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS"
BEGINNING ON PAGE S-3 OF THE ATTACHED PROSPECTUS SUPPLEMENT DATED FEBRUARY 1, 2001.

         THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS DATED JANUARY 26, 2001 AND THE RELATED PROSPECTUS SUPPLEMENT DATED FEBRUARY 1, 2001 ARE TRUTHFUL AND COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
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                          FIRST UNION SECURITIES, INC.


           The date of this prospectus supplement is February 6, 2001.